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                              April 1, 2024

       Shaun Passley
       Chief Executive Officer
       ZenaTech, Inc.
       69 Yonge St. Suite 1404
       Toronto, Ontario Canada M5E 1K3

                                                        Re: ZenaTech, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed March 11,
2024
                                                            File No. 333-276838

       Dear Shaun Passley:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 1, 2024 letter.

       Amendment No. 1 to Form F-1 filed March 11, 2024

       Cover page

   1. Please identify the financial advisor on the cover page, the process in which Nasdaq will begin accepting orders
including how the Current Reference Price is calculated, how the financial advisor will
determine when your shares are ready to trade and the factors it will consider to approve
proceeding at the Current Reference Price, as well as what will occur if the financial
advisor does not approve the Current Reference Price.

   2. Please refer to prior comment 2 and revise your cover page to clearly state that the listing of your common stock on
the Nasdaq Capital Market without underwriters is a novel
                                                        method for commencing
public trading in shares of your common stock and,
                                                        consequently, the
trading volume and price of shares of your common stock may be more volatile than if shares
of your common stock were initially listed in connection with an
 Shaun Passley
FirstName
ZenaTech, LastNameShaun  Passley
            Inc.
Comapany
April       NameZenaTech, Inc.
       1, 2024
April 21, 2024 Page 2
Page
FirstName LastName
         underwritten initial public offering. Further, please cross reference the disclosure regarding your recent sales history of your common stock.
Risk Factors
There is no public market for our securities, page 26

3. We note your revised disclosure in response to prior comment 4 that the company "plans a listing on the Canadian Securities Exchange as a dual listing." This does not appear consistent with your response that the company has withdrawn its application with the
         Ontario Securities Commission and that the listing with the Canadian Securities Exchange will not proceed. Please revise.
Plan of Distribution, page 111

4. In response to prior comment 6, you disclose that the recent sales transactions were not included as part of the valuation report. Please disclose who issued the valuation report, how it was used, and why the company deleted the reference to the valuation report in the amended registration statement.
5. In response to prior comment 7, you disclose that the Advisor will act as a registered and active market maker and will engage other market makers. Please identify the other market makers who will be involved in this offering.
Statements of Cash Flows, page 126

6. Your response to prior comment 10 states that investing activities includes other investments not included in the cash equivalents. Additionally, you state that this is the
         correct classification of the    Advance to affiliate for future
services    account and what the
         Company uses these funds for. Please clarify how this complies with Paragraph 16 of IAS
         7. Tell us why the advances do not qualify as an operating activity since they represent prepayment for future services. Clarify whether these future services represent transactions that will enter into the determination of profit or loss. Refer to paragraph
         14(c) of IAS 7. Lastly, we note your disclosure on page 146 that "the comments and instructions from the Ontario Securities Commission Letter dated August 25,023, we made some changes to the previous financial statements as clarifications". We further note that one of the changes made was describe as follows: "On the 2021 statement of cash flows the change in advance to affiliate for future services of $(2,073,965), which was classified under the financing activities was moved to operating activities under
            advance to the affiliate for future services   ". You then disclose
that due to "comments
         and instructions from the Ontario Securities Commission Letter dated September 21,
         2023, we made some changes to the previous financial statements approved as clarifications". You further state that "In the statement of cash flows for both year-ended
         December 31, 2022, and 2021, we moved the category advance to affiliate for future services from the operating activities to the financing activities section since this is its appropriate treatment". Please provide us with reasons given to you to make the first
 Shaun Passley
FirstName
ZenaTech, LastNameShaun  Passley
            Inc.
Comapany
April       NameZenaTech, Inc.
       1, 2024
April 31, 2024 Page 3
Page
FirstName LastName
         change and then the following change to move the amounts back to financing activities.
7. Your response to prior comment 10 explains that you updated the December 31, 2023 financial statements currently under audit with a new disclosure explaining the reclassification from financing activities to investing activities, and you have made the change as of June 30, 2023. Please clarify how this complies with Paragraph 42 of IAS 8 which states that an entity shall correct material prior period errors retrospectively in the first set of financial statements authorized for issue after their discovery by restating the comparative amounts for the prior period(s) presented in which the error occurred.
         Additionally, if applicable, revise your disclosure to comply with Paragraph 49 of IAS 8.
2. Basis of Preparation
Statement of compliance, page 128

8. Your response to prior comment 11 states that the correct date is October 25, 2023, not
         December 15, 2023, for when the interim consolidated financial statements have been
         authorized. However, your disclosure on page 176 states,    The
interim unaudited
         consolidated financial statements have been authorized by the Company s Board of
         Directors on December 15, 2023   . Please clarify why the interim
consolidated financial
         statements are disclosed to have been authorized on two different dates on pages 128 and
         176.
Revenue, page 131

9. Your response to prior comment 12 states you will include a disclosure explaining your services offer both a) software-as-a-service that only provides access to the software and
         b) an option where the customer pays for the software, taking possession of it, and for which the Company just offers software maintenance. Please revise your disclosure to include when you recognize revenue for each performance obligation of both types of arrangement options. In this regard, revise to state whether revenue is recognized at a point in time or over time. Additionally, disclose the method used to recognize revenue over time. Refer to paragraphs 39, 41, and 124 of IFRS 15.
Item 8. Exhibits and Financial Statement Schedules, page 177

10. Your response to prior comment 9 states that you have included the consents from the auditors for the interim period ending September 30, 2023 and the annual audited financials for December 31, 2022 and 2021. In your next amendment, please update the consents in Exhibits 23.1, 23.2, and 23.3 to reference the most recent amendment number.
         Additionally, note that page 148 appears to include an outdated consent of the review report. Ensure you remove this consent in the next amendment.
11. Your response to prior comment 9 states that you are revising the form to include the
         Bansal Review Report for September 30, 2023, and this does not appear to be included in the current filing. Since you provide a consent in Exhibit 23.2 that refers to the review report for the interim financial statements, please ensure that you include this review
 Shaun Passley
ZenaTech, Inc.
April 1, 2024
Page 4
      report in the next amendment.
Item 8. Exhibits and Financial Statement Schedules, page 179

12. We note your response to prior comment 13 and newly filed Exhibits 10.14-10.16. The text in Exhibit 10.16 is not legible. Please refile. Additionally, the Exhibits 10.14-10.15 do not include amendments. You disclose on pages 71-72 that on March 1, 2021 both agreements were amended. Please file all material amendments.

       Please contact Amanda Kim at 202-551-3241 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Jan Woo at 202-551-3453 with any other questions.



                                                             Sincerely,
FirstName LastNameShaun Passley
                                                             Division of
Corporation Finance
Comapany NameZenaTech, Inc.
                                                             Office of
Technology
April 1, 2024 Page 4
cc:       Karim Lalani
FirstName LastName